On March 14, 2003, a Special Meeting of Shareholders of the Kensington Strategic Realty Fund, Kensington
Select Income Fund and Kensington Real Estate Securities
Fund (the "Kensington Funds") was held to vote on the Agreement and Plan of Reorganization for the Kensington
Funds.  The results are as follows:

Kensington Strategic Realty Fund


No. of Shares	% of Outstanding Shares	 % of  Shares Cast

FOR:        3,191,977.758		49.18%			94.59%
AGAINST:    61,360.054			.94%				1.82%
ABSTAINING: 121,343.738			1.87%				3.59%
TOTAL:	3,374,681.550		51.99%			100%


Kensington Select Income Fund

No. of Shares	% of Outstanding Shares	% of Shares Cast
FOR:        4,729,303.276		47.25%			93%
AGAINST:    144,572.327			1.44%				2.84%
ABSTAINING: 211,274.355			2.11%				4.16%
TOTAL:      5,085,149.958		50.8%				100%

Kensington Real Estate Securities Fund

No. of Shares	% of Outstanding Shares	% of Shares Cast
FOR:        4,000				100%				100%
AGAINST:    0				0				0
ABSTAINING: 0				0				0
TOTAL:      4,000				100%				100%